
August 14, 2023

Feng Zhou
Chief Executive Officer
Youdao, Inc.
No. 399, Wangshang Road
Binjiang District Hangzhou 310051
People's Republic of China

> **Re: Youdao, Inc.**
> **Form 20-F for the Fiscal Year Ended December 31, 2022**
> **Filed April 27, 2023**
> **File No. 001-39087**

Dear Feng Zhou:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Disclosure Review Program

cc: Li He